THE
STRENGTH
OF

Together

2022

SUMMARY ANNUAL REPORT



German American Bancorp, Inc.



United in Our Values

Integrity
We trust each other in words and actions. We value honesty, transparency, and diverse perspectives for high ethical standards in all we do.

Relationships
We develop relationships based on integrity, trust and mutual respect to create positive outcomes and experiences for all.

Excellence
Because performance is vital, we are encouraged to take initiative, accept challenges, and be collaborative to achieve performance and operating excellence for our customers, shareholders, and communities

Service
Service to our communities, customers, and each other is fun, rewarding and powerful. We develop valuable relationships by providing outstanding service to all.

Inclusion
We are committed to an inclusive workplace where diverse representation, perspectives and experiences foster an atmosphere of empowerment, collaboration and respect.

"That's how a team works. You help the people around you, and everybody's better off for it. You want everyone around you to be as successful as possible, because in some way or another their success will become your success."

– Mike Massimino, *Spaceman: An Astronaut's Unlikely Journey to Unlock the Secrets of the Universe*

Guest speaker at the 2022 German American Bank Corporate Meeting

Cautionary Note Regarding Forward-Looking Statements

This Summary Annual Report, including our Letter to Shareholders beginning on Page 1, includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, relating to our expectations concerning our opportunities for future growth and prosperity, and other matters. Readers are cautioned that actual results and performance may differ materially from those expectations expressed or implied by any forward-looking statement due to the inherent uncertainties in predicting the future, and risks affecting German American and its stock, including those that are described in Item 1, "Business - Forward Looking Statements and Associated Risks" and in Item 1A, "Risk Factors," in our accompanying Annual Report on Form 10-K. You may review that document (and our other SEC filings) via the internet through the Investor Relations section of our website, www.germanamerican.com. This report speaks only as of March 1, 2023, and we do not promise anyone that it will be updated for changes or events after that date.

10th
consecutive year
of increased cash
dividends

12
of the past 13 years
included improved
earnings performance

18th
consecutive fiscal
year of double-digit
return on equity

Letter to Our *SHAREHOLDERS*

Dear Shareholders:

With recent high-profile bank failures across our country, we want to assure you that German American continues to stay financially strong, stable and local, and we believe we are well positioned to continue to serve our customers and communities. We have a history of successfully navigating through economic volatility and remain steadfast in our commitment to our communities, shareholders and stakeholders.

In the face of the fastest rising interest rate environment in the history of the US economy, as well as, the highest level of inflation and tightest labor market seen in decades, we are pleased to report that our 2022 financial performance delivered:

- the second-highest level of earnings in the Company's history.
- the 18th consecutive year of double-digit return on equity.
- the 10th consecutive year of increased cash dividends to you, our shareholders.



D. Neil Dauby
President and CEO

continued on page 2...

Letter to Our ***SHAREHOLDERS***

continued...

The long-term success of our Company is only made possible by the strength of our banking, insurance, wealth management, mortgage, operational and administrative teams working together seamlessly to the benefit of our customers, communities and you, our shareholders.

2022 was a time for continued growth for German American as we expanded into the fast-growing Greater Louisville market with our acquisition of Citizens Union Bancorp of Shelbyville, Kentucky, Inc. (CUB). This was our Company's 22nd addition of a "like-minded" community bank or insurance company to our German American family, whereby continuing our focus on community, relationships, and an exceptional high-touch/high-tech customer experience. We also strategically expanded into the Greater Indianapolis market with a new commercial loan production office. We will continue to benefit from our diverse footprint of rural, suburban and urban markets providing a strong deposit franchise base, as well as, significant growth opportunities across our banking, insurance and wealth management business lines.

We continued to grow our balance sheet to a record level $6.2 billion as of December 31, 2022, driven largely in part by the CUB acquisition. With the acquisition in early 2022, and throughout the entire year, we acquired meaningful talent throughout all levels of our organization.

We continue to advance and execute on our new five-year strategic plan launched in 2022, which includes the four key pillars of financial performance and growth, people and culture, customer experience, and operating effectiveness. We continue to add digital/technology talent, products and platforms to provide the best tools for improved high-tech experiences and protection against fraud. We also continue to successfully execute on our planned leadership transitions which have been years in the making.

We are extremely pleased with our operating results in 2022 and are proud to continue our decades long trend of exceptional financial performance. While potential inflationary and recessionary challenges may lie ahead in 2023, we remain excited and committed to enhancing the vitality and future growth of our Indiana and Kentucky communities. We are guided by our commitment to helping individuals, families, businesses, communities and you, our shareholders, achieve greater prosperity and a better quality of life. It's the Strength of Together.

Thank you for your continued investment in German American.

Sincerely,

D. Neil Dauby

D. Neil Dauby
President and CEO

Executive *TEAM* //



D. Neil Dauby

President,
Chief Executive Officer



Bradley M. Rust

Senior Executive Vice President,
Chief Operating Officer and
Chief Financial Officer



Amy D. Jackson

Executive Vice President,
Chief Administrative Officer



Keith A. Leinenbach

Executive Vice President,
Chief Credit Officer



Clay M. Barrett

Executive Vice President,
Chief Digital and Information
Officer



Michael F. Beckwith

Executive Vice President,
Chief Banking Officer



GABC Management Succession



Randall L. Braun



Michael F. Beckwith

Effective April 1, 2023, in conjunction with our Company's ongoing executive management succession plan, Michael F. Beckwith assumed the position of Executive Vice President and Chief Banking Officer, succeeding Randall L. Braun, who retired from the Company on April 5, 2023.

Randy retired after 12 years with the organization and 31 years of broad-based banking industry experience. Randy has been instrumental in leading the Company's business lines over the years and has provided exceptional executive leadership in many areas across the Company.

Mike joined German American Bank through the acquisition of First Security Bank in 2018 where he served as President and CEO. He has served as the Kentucky Division President leading the strategic focus in German American's Kentucky footprint and has most recently served as Chief Commercial Banking Officer. As Executive Vice President, Chief Banking Officer, he will oversee the strategy and execution of the bank's business lines, including commercial, retail, mortgage, treasury management, and affordable housing. He will also provide executive oversight for marketing operations.

"We wish Randy well in his retirement years. He has played a critical role in strengthening our culture of team and collaboration, growing our company both organically and through acquisitions, and driving superior financial performance," states Neil Dauby, President and CEO. "We are also excited to expand Mike's leadership role within our organization as part of the executive management succession plan. He consistently demonstrates the qualities that define German American's culture with an unwavering commitment to our customers, employees, shareholders and communities."

INDIANA

CINCINNATI, OHIO

Greenwood

Greensburg

Columbus

Bloomington

North Vernon

Seymour

Bedford

Madison

Odon/Cannelburg

Warsaw

Loogootee

Hanover

New Liberty

Vincennes

Washington

Owenton

Dubois

Petersburg

Ireland   Jasper

Princeton

Sellersburg   LaGrange

Oakland City

Huntingburg

Floyds Knobs   Jeffersonville

FRANKFORT

Holland   Ferdinand

Simpsonville

New Albany   Louisville

Evansville

Shelbyville

Newburgh

Tell City

Taylorsville

Rockport

Mt. Washington

Henderson

Owensboro

Elizabethtown

KENTUCKY

Munfordville

Horse Cave

Bowling Green

Glasgow

Franklin

 NASHVILLE, TENNESSEE

History Shaping ***OUR FUTURE***

German American Bank was founded in an Ohio River Valley community rich in German-American heritage, Jasper, Indiana. This founding heritage established the roots and values that remain in place today, including **people first, hard work, family, community, integrity, and pride in any community's heritage.** Today, German American Bank is the combination of numerous like-minded community banking, insurance, and wealth management organizations and teams joining together to serve local communities. Our footprint covers Indiana and Kentucky, and our history of strong financial performance is a reflection of the success of this unique business model.











GERMAN AMERICAN BANK

THE GERMAN AMERICAN BANK

GAB German American Bank

German American Bank

German American Bank
Banking | Insurance | Investments

Our Purpose

German American helps individuals, families and businesses achieve their financial dream to improve their quality of life and place. We support the communities we serve and believe that when a community thrives, its people prosper.



German
American

Providing a positive work experience for

930+

employees

A culture characterized by

people

who work together to drive success

4,200+

volunteer hours served in local communities in 2022

Helping individuals, families and businesses

achieve

their financial dreams to improve their quality of life and place

Supporting urban and rural communities throughout Indiana and Kentucky to thrive so its people can prosper

$200 million+

invested in community support in 2022

$300,000+

donated to local schools participating in our School Spirit Card program (2016 – 2022)



The
German American
EXPERIENCE

Today's personal and business clients expect technology to be integrated into their everyday lives. Our clients rely on German American for trusted technology that is reliable, accurate and responsive. They also rely on us for the ability to meet face-to-face, talk on the phone, e-mail or chat directly with a German American team member. This high-tech-combined-with-high-touch approach to serving our clients is a commitment we share as a team and invest in as a company.

In 1999, our Company purchased an insurance operation and embarked on a vision to become a pre-eminent financial services company. Since that time, we have intentionally grown our insurance services, and we expanded our wealth management services to include asset management, estate planning, retirement planning, and trust administration. As a full service financial company, we are able to strengthen relationships by servicing the full scope of our clients' financial needs.

Success doesn't just happen. It takes the hard work of every German American team member to achieve a consistent, high level of financial performance. Maintaining strong financial performance is key for our shareholders, clients, employees and communities. It affords us the opportunities to invest in tools and resources that help us measure and enhance the client experience and to invest in top talented financial professionals. It allows us to grow our brand into new, vibrant markets and to invest in efficient and secure technology. It gives us the ability to influence the health of our local communities in key areas of economic development, education, and overall quality of life. We are committed to always being mindful of the purpose of our organization. As a team, we understand the strength of together and the impact we make for all of our stakeholders.

Report of Independent Registered Public
ACCOUNTING FIRM ///

Shareholders and the Board of Directors
German American Bancorp, Inc.
Jasper, Indiana

We have audited in accordance with the standards of the Public Company Accounting Oversight Board (United States) the consolidated balance sheets of German American Bancorp, Inc. as of December 31, 2022 and 2021, and the related consolidated statements of income, comprehensive income (loss), changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2022, appearing in the Annual Report on Form 10-K, not appearing herein. In our report dated March 1, 2023, also appearing in the Annual Report on Form 10-K, we expressed an unqualified opinion on those consolidated financial statements.

In our opinion, the information set forth in the consolidated balance sheets and consolidated statements of income presented on pages 10 and 11 is fairly stated, in all material respects, in relation to the consolidated financial statements from which they have been derived.

Crowe LLP

Crowe LLP
Louisville, Kentucky
March 1, 2023

Five Year Summary

The following selected data should be read in conjunction with the Company's Annual Report on Form 10-K for 2022.

Dollars in thousands, except share and per share data

	2022	2021	2020	2019	2018
Summary of Operations:					
Interest Income	$ 218,926	$ 170,379	$ 174,369	$ 176,474	$ 133,749
Interest Expense	18,342	9,549	19,126	31,249	19,139
Net Interest Income	200,584	160,830	155,243	145,225	114,610
Provision for Credit Losses	6,350	(6,500)	17,550	5,325	2,070
Net Interest Income after Provision for Credit Losses	194,234	167,330	137,693	139,900	112,540
Non-interest Income	59,133	59,462	54,474	45,501	37,070
Non-interest Expense	154,191	124,007	117,123	114,162	93,553
Income before Income Taxes	99,176	102,785	75,044	71,239	56,057
Income Tax Expense	17,351	18,648	12,834	12,017	9,528
Net Income	$ 81,825	$ 84,137	$ 62,210	$ 59,222	$ 46,529
Year-end Balances:					
Total Assets	$ 6,155,991	$ 5,608,539	$ 4,977,577	$ 4,397,672	$ 3,929,090
Total Loans, Net of Unearned Income	3,784,934	3,004,264	3,088,072	3,077,091	2,728,059
Total Deposits	5,350,051	4,744,316	4,106,530	3,430,021	3,072,632
Total Long-term Debt	102,645	83,855	141,624	181,950	126,635
Total Shareholders' Equity	558,393	668,459	624,709	573,820	458,640
Average Balances:					
Total Assets	$ 6,514,030	$ 5,369,707	$ 4,729,006	$ 4,128,535	$ 3,380,409
Total Loans, Net of Unearned Income	3,680,708	3,072,302	3,185,542	2,899,939	2,339,089
Total Deposits	5,700,499	4,493,853	3,860,397	3,293,934	2,716,712
Total Shareholders' Equity	610,066	642,934	594,781	519,010	385,476
Per Share Data:					
Net Income	$ 2.78	$ 3.17	$ 2.34	$ 2.29	$ 1.99
Cash Dividends	0.92	0.84	0.76	0.68	0.60
Book Value at Year-end	18.93	25.17	23.57	21.51	18.37
Tangible Book Value Per Share[1]	12.50	20.37	18.63	16.49	13.81
Other Data at Year-end:					
Number of Shareholders	3,163	3,109	3,218	3,672	3,705
Number of Employees	854	724	776	821	747
Weighted Average Number of Shares	29,464,591	26,537,311	26,539,024	25,824,538	23,381,616
Selected Performance Ratios:					
Return on Assets	1.26 %	1.57 %	1.32 %	1.43 %	1.38 %
Return on Equity	13.41 %	13.09 %	10.46 %	11.41 %	12.07 %
Equity to Assets	9.07 %	11.92 %	12.55 %	13.05 %	11.67 %
Dividend Payout	33.02 %	26.41 %	32.37 %	29.64 %	30.25 %
Net Charge-offs (Recoveries) to Average Loans	0.06 %	0.11 %	0.08 %	0.17 %	0.08 %
Allowance for Credit Losses to Loans	1.17 %	1.23 %	1.52 %	0.53 %	0.58 %
Net Interest Margin	3.45 %	3.31 %	3.63 %	3.92 %	3.75 %

[1] Tangible Book Value per Share is defined as Total Shareholders' Equity less Goodwill and Other Intangible Assets divided by End of Period Shares Outstanding.

Consolidated Balance Sheets

Dollars in thousands, except share and per share data

	December 31,	
	2022	**2021**
Assets		
Cash and Due from Banks	$ 77,174	$ 47,173
Federal Funds Sold and Other Short-term Investments	41,905	349,717
Cash and Cash Equivalents	119,079	396,890
Interest-bearing Time Deposits with Banks	500	745
Securities Available-for-Sale, at Fair Value (Amortized Cost $2,094,826 for December 31, 2022; Amortized Cost $1,869,198 for December 31, 2021; No Allowance for Credit Losses)	1,761,669	1,889,617
Other Investments	353	353
Loans Held-for-Sale, at Fair Value	8,600	10,585
Loans	3,788,645	3,007,926
Less: Unearned Income	(3,711)	(3,662)
Allowance for Credit Losses	(44,168)	(37,017)
Loans, Net	3,740,766	2,967,247
Stock in FHLB of Indianapolis and Other Restricted Stock, at Cost	15,037	13,048
Premises, Furniture and Equipment, Net	112,237	88,863
Other Real Estate	-	-
Goodwill	180,357	121,761
Intangible Assets	9,426	5,845
Company Owned Life Insurance	83,998	70,070
Accrued Interest Receivable and Other Assets	123,969	43,515
TOTAL ASSETS	$ 6,155,991	$ 5,608,539
Liabilities		
Non-interest-bearing Demand Deposits	$ 1,691,804	$ 1,529,223
Interest-bearing Demand, Savings, and Money Market Accounts	3,229,778	2,867,994
Time Deposits	428,469	347,099
Total Deposits	5,350,051	4,744,316
FHLB Advances and Other Borrowings	203,806	152,183
Accrued Interest Payable and Other Liabilities	43,741	43,581
TOTAL LIABILITIES	5,597,598	4,940,080
Shareholders' Equity		
Common Stock, no par value, $1 stated value; 45,000,000 shares authorized	29,493	26,554
Additional Paid-in Capital	387,171	276,057
Retained Earnings	405,167	350,364
Accumulated Other Comprehensive Income (Loss)	(263,438)	15,484
TOTAL SHAREHOLDERS' EQUITY	558,393	668,459
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 6,155,991	$ 5,608,539
End of period shares issued and outstanding	29,493,193	26,553,508

See Annual Report on Form 10-K.

Consolidated Statements of Income

Dollars in thousands, except per share data

| | Years Ended December 31, | | |
	2022	**2021**	**2020**
Interest Income			
Interest and Fees on Loans	$ 169,158	$ 139,151	$ 151,658
Interest on Federal Funds Sold and Other Short-term Investments	5,765	488	382
Interest and Dividends on Securities:			
Taxable	20,453	12,962	10,447
Non-taxable	23,550	17,778	11,882
TOTAL INTEREST INCOME	218,926	170,379	174,369
Interest Expense			
Interest on Deposits	13,514	4,955	13,696
Interest on FHLB Advances and Other Borrowings	4,828	4,594	5,430
TOTAL INTEREST EXPENSE	18,342	9,549	19,126
NET INTEREST INCOME	200,584	160,830	155,243
Provision for Credit Losses	6,350	(6,500)	17,550
NET INTEREST INCOME AFTER PROVISION FOR CREDIT LOSSES	194,234	167,330	137,693
Non-Interest Income			
Wealth Management Fees	10,076	10,321	8,005
Service Charges on Deposit Accounts	11,457	7,723	7,334
Insurance Revenues	10,020	9,268	8,922
Company Owned Life Insurance	2,264	1,529	2,307
Interchange Fee Income	15,820	13,116	10,529
Other Operating Income	5,116	6,991	3,388
Net Gains on Sales of Loans	3,818	8,267	9,908
Net Gains on Securities	562	2,247	4,081
TOTAL NON-INTEREST INCOME	59,133	59,462	54,474
Non-Interest Expense			
Salaries and Employee Benefits	84,145	68,570	68,112
Occupancy Expense	11,223	11,081	10,033
Furniture and Equipment Expense	3,698	3,750	3,991
FDIC Premiums	1,860	1,419	740
Data Processing Fees	15,406	7,611	6,889
Professional Fees	6,295	5,009	3,998
Advertising and Promotion	4,416	4,197	3,589
Intangible Amortization	3,711	2,731	3,539
Other Operating Expenses	23,437	19,639	16,232
TOTAL NON-INTEREST EXPENSE	154,191	124,007	117,123
Income before Income Taxes	99,176	102,785	75,044
Income Tax Expense	17,351	18,648	12,834
Net Income	$ 81,825	$ 84,137	$ 62,210
Basic Earnings per Share	$ 2.78	$ 3.17	$ 2.34
Diluted Earnings per Share	$ 2.78	$ 3.17	$ 2.34

See Annual Report on Form 10-K.



Board of *DIRECTORS*


Zachary W. Bawel


Angela Curry


D. Neil Dauby


Sue J. Ellspermann


Marc D. Fine


Jason M. Kelly


Diane B. Medley


Chris A. Ramsey


M. Darren Root


Christina M. Ryan


Mark A. Schroeder


Thomas W. Seger


Jack W. Sheidler


Tyson J. Wagler




GERMAN AMERICAN BANK
German
American
Bank

German American Bancorp, Inc.®

/ 004CTN3721 /